UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42013

SUPERX AI TECHNOLOGY LIMITED

(Registrant’s name)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Sale of OPS Interior Design Consultant Limited

On May 4, 2026, SuperX AI Technology Limited (“SuperX” or the “Company”) entered into a Sale and Purchase Agreement (the “Agreement”) with (i) Mr. Yip Sai Kit, Dicky, Mr. Chan Yuk Ki Francis, and Ms. So Siu Lai (collectively, the “Purchasers”) and (ii) OPS Interior Design Consultant Limited (“OPS”), a Hong Kong incorporated wholly owned subsidiary of the Company and its legacy business, pursuant to which the Company agreed to sell, and the Purchasers agreed to purchase, 100% of the issued share capital (the “Sale Shares”) of OPS. The Agreement was approved by the Company’s board of directors on April 30, 2026. Each of the Purchasers is a director and founder of OPS.

The total consideration for the Sale Shares is HKD 18,764,649 (approximately US$2,395,453) (the “Consideration”). The Consideration was satisfied in full at Completion through the assumption by the Purchasers, jointly and severally, of an intercompany payable owing by the Company to OPS in the same aggregate amount, with such assumption being set off against the Purchasers’ obligation to pay the Consideration to the Company. The Company was released and discharged from such intercompany payable upon Completion. The Purchasers are jointly and severally liable for any portion of the Consideration not otherwise satisfied at Completion.

The Sale Shares are being transferred to the Purchasers in approximately equal proportions. All of OPS's existing contracts, assets, employees and liabilities will remain with OPS following completion. The Agreement contains customary representations and warranties for a transaction of this nature, together with a mutual release of pre-completion claims among the Company, the Purchasers and OPS effective upon completion. The Agreement is governed by the laws of Hong Kong.

Completion of the transaction occurred on May 7, 2026. As a result of the disposal, OPS ceased to be a subsidiary of the Company, and the Company expects to recognize a gain on disposal in its consolidated financial statements for the period in which completion occurred. The Company does not expect the disposal to have a material adverse effect on its ongoing business, financial condition or results of operations.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements include, but are not limited to, express or implied statements regarding expectations, hopes, beliefs, intentions or strategies of the Company regarding the future including, without limitation, express or implied statements regarding: the expected accounting treatment and financial impact of the disposal of OPS, including the gain on disposal expected to be recognized; and the expectation that the disposal will not have a material adverse effect on the Company’s ongoing business, financial condition or results of operations. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. The Company’s actual results may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended June 30, 2025, filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 31, 2025, and the Company’s other filings with the Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Sale and Purchase Agreement, dated May 4, 2026, by and among the Company, the Purchasers and OPS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2026	SuperX AI Technology Limited

	By:	/s/ Yu Chun Kit
	Name:	Yu Chun Kit
	Title:	Executive Director

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